Andrew L. Zutz 202.346.4116 azutz@goodwinlaw.com	Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

July 25, 2018

VIA EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	State Street Variable Insurance Series Funds, Inc.

Response to Staff Comments on Post-Effective Amendment No. 66 to the Registration Statement on Form N-1A

File Nos. 002-91369, 811-04041

Dear Mr. Gregory:

On behalf of State Street Variable Insurance Series Funds, Inc. (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) via telephone on June 26, 2018 regarding Post-Effective Amendment No. 66 to the Registrant’s Registration Statement on Form N-1A, as filed on May 16, 2018 (the “Amendment”). The Amendment was filed solely on behalf of the State Street Total Return V.I.S. Fund (the “Fund”), a series of the Registrant, to make changes to the Fund’s principal investment strategies and to make certain non-material changes in connection therewith. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Amendment.

General Comments

1. Comment: Please confirm that all missing or bracketed information in the Amendment will be included in a subsequent post-effective amendment.

Response: Confirmed.

2. Comment: Please note that comments made in one part of the prospectuses apply to similar disclosure found elsewhere in the prospectuses or statement of additional information.

Response: Comment acknowledged.

Mr. Gregory

July 25, 2018

Prospectus Comments

3. Comment: Footnote 1 to the Fee and Expense Table states that acquired fund fees and expenses (“AFFE”) “are based on estimated amounts for the current fiscal year.” Please explain supplementally the basis for estimating fees given that the Fund is not a “New Fund” as that term is defined in Form N-1A.

Response: It is anticipated that the Fund will incur AFFE in excess of 1 basis point of average net assets of the Fund as a result of its investment in certain underlying funds under the Fund’s new principal investment strategies. The Registrant has revised Footnote 1 to clarify that AFFE has been “restated” to more accurately reflect the Fund’s anticipated expenses going forward.

4. Comment: In the “Principal Investment Strategies” section discussing the Fund’s indexing approach for assets allocated to the Fixed Income Class and Alternative Class, briefly describe the indexes that the Fund will replicate or sample with respect to each sub-asset class. For each sub-asset class, clarify whether a replication or representative sampling strategy will be used as both types of indexing strategies are described in this paragraph. Please also explain the methodology for each index, including information about rebalancing and reconstitution and the weighting of securities in the index.

Response: The Registrant has added disclosure in response to this comment in a new section of the Prospectus entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on the Underlying Investment Indices.”

5. Comment: In the “Principal Investment Strategies” section discussing the Fund’s quantitative portfolio optimization process for assets allocated to the Equity Class, revise the description of the factors (such as value, size, volatility, quality and momentum) that are evaluated to be more consistent with plain English principles, and consider providing a more detailed description of SSGA FM’s fundamental analysis process. Additionally, if the sub-asset classes seek to outperform a particular broad-based index, include disclosure relating to such index.

Response: The Registrant has made the following revisions to the disclosure (new language is underlined and deleted language is marked with a ~~strikethrough~~):

With respect to the Fund’s assets that are allocated to the Equity Class, SSGA FM employs a factor-based quantitative ~~portfolio optimization~~ investment process. SSGA FM divides the Equity Class into the sub-classes described above, and for each sub-class seeks to outperform an applicable market index. SSGA FM uses proprietary quantitative models to systematically evaluate various investment style factors, ~~(~~such as value, size, volatility, quality and momentum~~), as well as SSGA FM’s fundamental views to capture factors that may not be captured by the quantitative models, to seek to outperform a desired broad-based index that represents a particular sub-asset class~~. The “value” factor incorporates measures such as price to earnings, price to sales, price to cash earnings, price to book value and dividend yield. The “size” factor incorporates measures such as market

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July 25, 2018

capitalization. The “volatility” factor incorporates measures such as historical return volatility (i.e., 60-month standard deviation of monthly returns). The “quality” factor incorporates measures such as return on assets, earnings variability and leverage. The “momentum” factor incorporates measures such as price momentum. SSGA FM seeks to maximize potential returns by overweighting securities with positive characteristics identified by the models and underweighting securities with negative characteristics relative to their index weights. SSGA FM may at times employ an “indexing” investment approach (as described above) with respect to one or more sub-asset classes of the Equity Class. For additional information regarding the investment process used to manage the Equity Class, including the sub-asset classes and applicable market indices, see the “More on the Underlying Investment Indices” section of this Prospectus.

In addition, the Registrant has included additional disclosure regarding the market indices that correlate to the sub-asset classes of the Equity Class in a new section of the Prospectus entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on the Underlying Investment Indices” (see response to Comment 4 above).

6. Comment: Confirm that the principal investment strategy and principal risk disclosure adequately describes the actual derivatives in which the Fund invests principally, the principal purposes for which the Fund may invest in derivatives, and the principal risks associated with these derivatives and techniques. See Barry Miller Letter to the Investment Company Institute dated July 30, 2010.

Response: The Registrant has made certain clarifying changes to the Fund’s disclosure relating to derivatives, and believes that the disclosure adequately reflects the Fund’s anticipated use of derivatives.

7. Comment: For clarity, in the “Principal Risks” section, consider grouping the principal risk factors of investing in the Fund separately from the principal risk factors of the underlying funds. Alternatively, consider stating after each principal risk factor whether it applies to the Fund or the underlying funds, or both.

Response: The Registrant has added the following language to the beginning of the introductory paragraph of the “Principal Risks” section and the corresponding disclosure in the “More on Risks” section: “The principal risks of investing in the Fund include risks from direct investments and/or indirect exposure through investment in the underlying funds.” In addition, the Registrant will consider further clarifying changes in response to this comment in connection with next annual update to the Registration Statement.

8. Comment: Please revise the “Exchange-Traded Funds Risk” disclosure to include additional risks of investing in ETFs, such as trading halts, trading at a premium or discount to NAV, the absence of an active market for ETF shares, and authorized participant-related risks.

Mr. Gregory

July 25, 2018

Response: The Registrant has made the following revisions to the disclosure in the “More on Risks” section (new language is underlined and deleted language is marked with a ~~strikethrough~~):

Exchange-Traded Funds Risk. Most ETFs are registered investment companies whose shares are purchased and sold on a securities exchange. An investment in an ETF generally involves the following risks: (i) the same primary risks as an investment in a conventional mutual fund (i.e., one that is not exchange-traded) that has the same investment objective, strategy and policies; (ii) ~~The Fund is subject to~~ substantially the same risks as those associated with the direct ownership of the securities or other assets represented by an underlying ETF in which it invests~~. Also, the Fund bears its proportionate share of the fees and expenses of an underlying ETF in which it invests. In addition,~~; (iii) the risk that an ETF may fail to accurately track the market segment or index that underlies its investment objective; (iv) the risk that shares of an underlying ETF may trade at a premium or discount to their intrinsic value (i.e., the market value may differ from the NAV of an ETF’s shares); (v) the risk that the market prices of ETF shares will fluctuate, sometimes rapidly and materially, in response to market disruptions or changes in the ETF’s NAV, the value of ETF holdings and supply and demand for ETF shares; (vi) the risk that an active market for an ETF’s shares may not develop or be maintained; and (vii) the risk that an ETF becomes subject to a trading halt or no longer meets the listing requirements of any applicable exchanges on which that ETF is listed. Also, the Fund bears its proportionate share of the fees and expenses of the ETFs in which it invests. ~~for a number of reasons. For example, supply and demand for shares of an underlying ETF or market disruptions may cause the market price of the underlying ETF to deviate from the value of the underlying ETF’s investments, which may be exacerbated in less liquid markets.~~

9. Comment: If there is any sub-prime exposure with respect to the Fund’s investments in real estate and REITs or real estate operating companies, include disclosure relating to such exposure in the relevant risk factor in the “Principal Risks” section.

Response: The Registrant confirms there is no sub-prime exposure with respect to the Fund’s investments in real estate and REITs or real estate operating companies.

10. Comment: In the introductory narrative in the “Performance” section, include disclosure stating that the bar chart and average annual total returns table do not reflect the fees or charges imposed by the separate accounts of the life insurance companies through which shares of the Fund may be purchased and that, if these fees and charges were included, returns would be lower than those shown. See Instruction 1(a) to Item 4(b)(2) of Form N-1A.

Response: The Registrant has made the requested revisions.

11. Comment: In the “More on Strategies, Risks and Disclosure of Portfolio Holdings” section, include the disclosure required by Item 9 of Form N-1A describing the Fund’s principal investment strategies in greater detail. The Staff notes that only a summary description of the

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July 25, 2018

principal strategies has been provided in the “Summary Section” in response to Item 4 of Form N-1A. Please disclose this additional information under a caption that reads “More on Principal Investment Strategies” or a similar disclosure heading connoting a further description of the Fund’s principal investment strategies. See Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update (2014-08) (June 2014), pages 3-4.

Response: The Registrant has reviewed the IM Guidance Update. The Registrant believes that, consistent with Item 9 of Form N-1A, the section entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings” provides additional information describing the Fund’s principal investment strategies that are not already disclosed in the summary section, including information about the particular types of securities in which the Fund principally invests, the Fund’s temporary defensive policy, investment techniques that may be employed by the Fund, and other investment limitations. The Registrant respectfully notes that General Instruction C.3(a) of Form N-1A provides that “[i]nformation that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant believes that the principal investment strategies, as modified in response to the Staff’s comments set forth herein, are appropriately described in the summary section and need not be repeated and identified again as a principal investment strategy in response to Item 9.

However, the Registrant has added a more detailed description of the Fund’s principal investment strategies in a new section of the Prospectus entitled “More on Strategies, Risks and Disclosure of Portfolio Holdings – More on the Underlying Investment Indices” (see responses to Comments 4 and 5 above). The new disclosure provides a description of the market indices that correlate to each of the Fund’s sub-asset classes.

12. Comment: In the “Board of Directors’ Approval of Investment Advisory Agreements” section, update the information pursuant to Item 10(a)(1)(iii) of Form N-1A if the discussion regarding the basis for the Board’s approval of the investment advisory and administration agreement with SSGA FM is available in a more recent shareholder report.

Response: The Registrant notes that the Board’s most recent approval of the investment advisory and administration agreement with SSGA FM took place during the six-month period ended June 30, 2018. The Registrant has updated the disclosure accordingly.

13. Comment: In the “Manager of Managers Structure” section, disclose whether the exemptive order received by SSGA FM permits aggregate fee disclosure.

Response: The Registrant notes that the exemptive order received by SSGA FM permits aggregate fee disclosure. See SSGA Funds Management, Inc., et al., Investment Company Act Release Nos. 31384 (Dec. 18, 2014) (Notice) and 31412 (Jan. 13, 2015) (Order) (812-13961). The Registrant has revised the disclosure accordingly.

14. Comment: In the last sentence of the first paragraph of the “Purchase and Redemption of Shares” section, revise the disclosure to clarify that “the right of redemption may be suspended or payments postponed for more than seven days when permitted by applicable laws and regulations” (new language is underlined).

Mr. Gregory

July 25, 2018

Response: The Registrant has made the requested revisions.

15. Comment: In the “Contract Owner Voting Rights” section, include disclosure stating that shares held by insurance company sponsors and their affiliates for their own benefit will also be proportionally voted.

Response: The Registrant has made the requested revisions.

SAI Comments

16. Comment: Please note that the SAI has been reviewed by the Staff generally only insofar as the changes relate to the Fund.

Response: Comment acknowledged.

17. Comment: Please review and update accordingly the disclosure responsive to Items 17 through 20 of Form N-1A to reflect those dates specified by the Form N-1A instructions relating to fiscal or calendar years.

Response: The Registrant has made the requested revisions.

18. Comment: In the second sentence of the “Lending Portfolio Securities” section, replace the reference to “letters of credit” with “irrevocable standby letters of credit not issued by the Fund’s bank lending agent.” See Adams Express Co. No-Action Letter dated October 8, 1984.

Response: The Registrant has made the requested revisions.

19. Comment: In the “Fundamental Investment Restrictions” section, the concentration policy for the Real Estate Securities Fund states that it “may invest in the securities of issuers directly or indirectly engaged in the real estate industry and in real estate without limitation as to concentration” (emphasis added). The Staff notes that the Real Estate Securities Fund may not reserve freedom of action as to concentration. Please revise the fundamental policy to change the word “may” to “will” or add an explanatory note or other narrative disclosure accordingly.

Response: The Real Estate Securities Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Real Estate Securities Fund’s outstanding voting securities. The Registrant believes the Real Estate Securities Fund is not reserving, as the Staff notes, “freedom of action” in that despite the grammatical distinction between “may” and “will,” the Registrant believes the Registration Statement adequately describes the circumstances under which the Real Estate Securities Fund intends to concentrate its investments. In particular, the principal investment strategies for the Real Estate Securities Fund provide that it has an investment policy to invest “at least 80% of its net assets (plus any borrowings for investment purposes) under normal circumstances in equity securities, such as common and preferred stocks, and debt securities of U.S. issuers that are principally engaged in or related to the real estate industry, including those that own significant real estate assets.” In addition, the “Real

Mr. Gregory

July 25, 2018

Estate Securities Risk” disclosure in the Real Estate Securities Fund’s prospectus provides the following: “Because the Fund concentrates its assets in the real estate industry, an investment in the Fund will be closely linked to the performance of the real estate markets.”

The Registrant also respectfully notes that, as disclosed in the “Explanatory Note” on the facing sheet to the Amendment, the Amendment relates solely to the Fund and the changes to the Fund’s principal investment strategies, and the information contained in the Registration Statement relating to any other series of the Registrant, including the Real Estate Securities Fund, is neither amended nor superseded thereby. In light of the considerations described above, the Registrant respectfully declines to make the requested change at this time but will consider further clarifying changes in response to this comment in connection with next annual update to the Registration Statement.

20. Comment: In the “Current Sub-Advisers” section, disclose the information required by Item 19(a)(3) of Form N-1A for the sub-advisory fees payable to each sub-adviser of the Real Estate Securities Fund, Small-Cap Equity Fund and Total Return Fund.

Response: The Registrant has made certain clarifying changes to the Fund’s disclosure relating to sub-advisory fees, and believes that the disclosure adequately responds to Item 19(a)(3) of Form N-1A.

21. Comment: Please file as an exhibit a copy of the independent auditor’s consent for each series of the Registrant whose financial statements are incorporated by reference into the Registration Statement.

Response: The Registrant is currently in the process of coordinating with the independent auditor to determine whether the auditor will provide the requested consent. Accordingly, the Registrant intends to file a supplemental response letter that addresses this comment once the matter is resolved with the auditor.

22. Comment: Please file the response letter to the Staff’s comments at least five business days prior to the effective date of the Registration Statement.

Response: Comment acknowledged.

Mr. Gregory

July 25, 2018

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4116 if you wish to discuss this correspondence further.

Sincerely,

/s/ Andrew L. Zutz
Andrew L. Zutz

cc:	Andrew J. DeLorme, State Street Global Advisors

James Goundrey, State Street Global Advisors

Gerry Maiorana, State Street Global Advisors

Christopher E. Palmer, Goodwin Procter LLP